UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of May 2002

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-12096, filed by Deutsche Telekom AG and Deutsche Telekom International Finance B.V. on June 7, 2000, as amended on June 12, 2000, and into the prospectus that forms a part of that registration statement, and into the registration statements on Form F-3, File Nos. 333-13550 and 333-84510.

May 2, 2002

Deutsche Telekom AG's principal U.S.mobile telecommunications subsidiaries, VoiceStream Wireless Corporation and Powertel, Inc., have announced a change in their U.S. GAAP accounting treatment of U.S. spectrum licenses in connection with the implementation of a new U.S. accounting standard. With effect from January 1, 2002, both companies have ceased amortizing the costs of their U.S. spectrum licenses, but must test the licenses for impairment upon adoption of this new accounting treatment and at least annually thereafter. In the fourth quarter of 2001, such license amortization charges were approximately $214 million (VoiceStream $192 million, Powertel $22 million).

The two companies recorded significant deferred tax liabilities in respect of the basis adjustments to the U.S. spectrum licenses to reflect the purchase price allocations associated with the acquisition of VoiceStream and Powertel by Deutsche Telekom in May 2001. These deferred tax liabilities were being gradually released as the licenses were amortized. Because the two companies will no longer amortize their spectrum licenses on a scheduled basis, the reversal of the deferred tax liabilities related to spectrum licenses is no longer assured within the relevant net operating loss carryforward periods for the two companies. Accordingly, the two companies have taken one-time income tax charges in the first quarter of 2002 totaling $3.8 billion (VoiceStream $3.3 billion, Powertel $515 million) to establish valuation allowances against deferred tax assets arising from the companies' net operating loss carryforwards. These one-time charges contributed greatly to the combined net loss of VoiceStream and Powertel in the first quarter of 2002. These charges are non-cash and have no impact on current or future cash flows, nor do they reflect any change in the companies' current or future business prospects. The valuation allowances do not affect the companies' net operating loss carryforwards for tax purposes and do not reflect a change in expectations regarding the companies' ability to utilize them in the future. Should VoiceStream and Powertel become profitable before the expiration of their respective net operating loss carryforwards, all or a portion of their respective valuation allowances will be reversed with a positive effect on their respective net results.

The $3.8 billion (€4.3 billion) non-cash tax charge recorded at VoiceStream and Powertel will reduce parent company Deutsche Telekom's U.S. GAAP group net results and group shareholders' equity by the same amount. This change in accounting for the licenses and the associated tax charges do not affect current or future cash flow and are only reflected in the net results of Deutsche Telekom reported on a U.S GAAP basis. The one-time non-cash charges do not affect the German GAAP-based results of Deutsche Telekom. For German GAAP purposes, the U.S. spectrum licenses will continue to be amortized by Deutsche Telekom over a 20 year period and Deutsche Telekom's net results and shareholders' equity according to German GAAP will not be affected by this change.

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the ability VoiceStream, Powertel and Deutsche Telekom to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in the reports filed by VoiceStream, Powertel and Deutsche Telekom with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

Date: May 1, 2002

By:
Name: Rolf Ewenz-Sandten
Title: Vice President